NO ACT

PE 1-30-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



09011543

March 27, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-27-09

Joseph H. Currin
Legal Services Division
Caterpillar Inc.
100 N.E. Adams St.
Peoria, IL 61629-6490

Re: Caterpillar Inc.
Incoming letter dated January 30, 2009

Dear Mr. Currin:

This is in response to your letter dated January 30, 2009 concerning the shareholder proposal submitted to Caterpillar by John Chevedden. We also have received a letter from the proponent dated January 30, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 27, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caterpillar Inc.
Incoming letter dated January 30, 2009

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote, including each 75% shareholder voting provision, be changed to a majority of the votes cast for and against related proposals, in compliance with applicable laws.

We are unable to concur in your view that Caterpillar may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Caterpillar may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Caterpillar Inc. (CAT)
Rule 14a-8 Proposal by John Chevedden
Special Shareowner Meetings

Ladies and Gentlemen:

This responds to the January 30, 2008 no action request.

This text from the rule 14a-8 proposal explains why the points that follow are relevant (emphasis added):
"The merits of this Simple Majority Vote proposal should also be considered ***in the context of the need to initiate improvements*** in our company's corporate governance and in individual director performance."

This is simply a corresponding proponent version of a line of reasoning that companies have used for decades in their response to rule 14a-8 proposals:
That the company excels at certain points of measurement in corporate governance to the degree that the governance issue to be voted is not necessary or urgent.

In other words were the Caterpillar management position statement, corresponding to this proposal, to cite 10 items of corporate governance that Caterpillar excels at and which are not directly related to the topic of this proposal, the proponent would be powerless to prevent Caterpillar from publishing these points. Therefore the company is seeking to deny the proponent a line of reasoning that the company can use freely.

The company appears to object to the supporting statements because they could be interpreted in a manner that is unfavorable to the company as specified in Staff Legal Bulletin No. 14B (CF), September 15, 2004:

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or ...

Staff Legal Bulletin No. 14B gives the company the following recourse:
We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

The company does not cite even so much as a topographical error in the supporting statement text that it objects to.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,



John Chevedden

cc:
Joni J. Funk <Funk_Joni_J@cat.com>

CATERPILLAR

Joseph H. Currin
Legal Services Division
100 N.E. Adams St.
Peoria, Illinois 61629-6490
(309) 266-3825 (office)
(309) 229-9189 (mobile)
(309) 494-1467 (fax)
Currin_Joe@cat.com

1934 Act/Rule 14a-8

January 30, 2009

Via Electronic Mail and Overnight Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20459

Re: Caterpillar Inc. – Stockholder Proposal Relating to Super-Majority Voting

Ladies and Gentlemen:

The purpose of this letter is to inform you that Caterpillar Inc. (the "Company") intends to omit, pursuant to Rule 14a-8(i)(3), from its proxy statement and form of proxy for its 2009 Annual Stockholders Meeting (collectively, the "Proxy Materials") certain provisions of the statement supporting the stockholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") on December 3, 2008.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this letter and its attachments, filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its Proxy Materials with the Commission, and concurrently sent copies of this correspondence to the Proponent. We hereby respectfully request that the Staff concur in our view that the Company may exclude certain provisions of the Proposal's supporting statement from the Proxy Materials for the reasons set forth in this letter.

THE PROPOSAL

The Proposal requests that the Board of Directors "take steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 75% shareholder voting provision in our charter and/or bylaws."

A copy of the Proposal and supporting statement, as well as any related correspondence from the Proponent, is attached to this letter as *Exhibit A*.

Certain Provisions of the Proposal's Supporting Statement May Be Excluded Under Rule 14a-8(i)(3) Because Such Provisions are Irrelevant and Materially Misleading.

Rule 14a-8(i)(3) permits the exclusion of a proposal or supporting statement if such proposal or statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Commission clarified the intent of Rule 14a-8(i)(3) in providing that Rule 14a-8(i)(3) may be used to exclude or modify a statement where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." *See Staff Legal Bulletin No. 14B.*

We believe that the following provisions of the Proposal's supporting statement (collectively, the "Provisions") are irrelevant to the issue presented in the Proposal and misleading to the extent that a reasonable shareholder would be confused as to the subject or matter for which he or she is asked to vote:

> *The Corporate Library* www.thecorporatelibrary.com, an independent investment research firm, rated our company:
>
> "D" in governance
>
> "High Governance Risk Assessment."
>
> "Very High Concern" in Executive Pay with $17 million for James Owens.
>
> Our directors served on 8 boards rated "D" by The Corporate Library.

James W. Owens	Alcoa (AA)
James W. Owens	International Business Machines Corporation (IBM)
William Osborn	Abbott Laboratories (ABT)
William Osborn	Northern Trust (NTRS)
Edward Rust	Helmerich & Payne (HP)

Edward Rust	McGraw-Hill (MHP)
Joshua Smith	FedEx (FDX)
Eugene Fife	Eclipsys (ECLP)

James W. Owens and William Osborn were designated "Accelerated Vesting" directors by *The Corporate Library* due to their accelerating of stock option vesting to avoid recognizing the related cost.

Two directors were "Problem Directors" according to The Corporate Library.

David Goode due to his involvement with Delta Air Lines and its bankruptcy.

Frank Blount (our lead director no less) due to his involvement with Entergy Corporation and its bankruptcy.

Three directors had more than 15 years tenure (independence concerns):

David Goode
Joshua Smith
Peter Magowan

Our directors still had a $1million gift plan – conflict of interest concerns.

We had no shareholder right to:

Annual Election of each director.
An independent Chairman.
Cumulative Voting.
To act by written consent.
To call a special meeting.
Elect directors by a majority vote – one yes vote can now elect a director for 3 years.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal.

The Provisions may be excluded because they are irrelevant to the subject matter of the Proposal. The Commission has explained that the purpose of permitting a proponent to include a supporting statement is that it can provide shareholders with background information that may be helpful in considering the proposal. *See, Staff Legal Bulletin No. 14B*. However, in the instant case, the Provisions are clearly unrelated and irrelevant to the Proposal in that they do not address the issue presented in the Proposal – removal of supermajority provisions in the Company's by-laws. The Provisions focus and comment on a wide array of corporate governance issues ranging from executive compensation to conflicts of interests. The

Provisions fail to address and discuss the merits of the Proposal and do not qualify as relevant "background information" that will be helpful in considering the merits of the Proposal. For example, while the provision noting that Caterpillar's directors are not elected annually may be relevant and instructional in support of a "declassification proposal," such provision is not relevant to the Proposal. *Bob Evans Farms, Inc.* (June 26, 2006) (permitting exclusion of portions of the supporting statement that listed the companies five largest shareholders as irrelevant to a proposal on declassifying the company's board of directors.) Further, the statement in the Provisions noting the Corporate Library has designated two of Caterpillar's directors as "accelerated vesting" directors provides absolutely no support or background information for the Proposal. In fact, none of the statements presented in the Provision will aid or help a reasonable shareholder when considering the merits of the Proposal.

Moreover, the Provisions may be excluded because they are materially misleading to a reasonable shareholder. The Staff has consistently recognized that portions of supporting statements that are irrelevant to the subject proposal may be confusing and misleading in violation of Rule 14a-9 and are excludable under Rule 14a-8(i)(3). *See, Bob Evans Farms, Inc.* (avail. June 26, 2006); *Freeport-McMoRan Copper & Gold Inc.* (February 22, 1999) (portions of supporting statement related to the Foreign Corrupt Practices Act, political instability in Indonesia and director use of hovercraft omitted as unrelated to a proposal to declassify the board of directors). The Supporting Statement contains one paragraph addressing the merits of the Proposal, compared to almost one page presenting statements on issues or matters unrelated to the merits of the Proposal. The Provisions contain, among other things, statements addressing executive compensation, independence, stock vesting, conflicts of interest, other company bankruptcy proceedings and cumulative voting. None of these statements are relevant to the merits of the Proposal and will likely confuse a reasonable shareholder as to the issue he or she is being asked to vote. *Staff Legal Bulletin No. 14B.*

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Caterpillar omits the Provisions from the Proposal. Please contact the undersigned at 309-266-3825 if you have any questions regarding this matter. The Company respectfully requests that the Staff send a copy of its response to this no-action letter request by facsimile to the Company at 309-675-6886 and to the Proponents.

Sincerely,



Joseph H. Currin

Enclosure

cc: John Chevedden (Telephone No. *** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James W. Owens
Chairman
Caterpillar Inc. (CAT)
100 NE Adams Street
Peoria, IL 61629
PH: 309-675-1000
FX: 309 675-1182

Rule 14a-8 Proposal

Dear Mr. Owens,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,


John Chevedden


Date

cc: James B. Buda <Buda_James_B@cat.com>
Corporate Secretary
PH: 309-675-1094
FX: 309-675-6620
Joni Funk <funkjj@cat.com>

[CAT: Rule 14a-8 Proposal, December 3, 2008] 4/82.

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 75% shareholder voting provision in our charter and/or bylaws.

Statement of John Chevedden

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. Our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic also won up to 89% support at the following companies in 2008:

Whirlpool (WHR)	79%	Ray T. Chevedden (Sponsor)
Lear Corp. (LEA)	88%	John Chevedden
Liz Claiborne (LIZ)	89%	Kenneth Steiner

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in governance.
  - "High Governance Risk Assessment."
  - "Very High Concern" in Executive Pay with $17 million for James Owens.
- Our directors served on 8 boards rated "D" by The Corporate Library:

James Owens	Alcoa (AA)
James Owens	International Business Machines (IBM)
William Osborn	Abbott Laboratories (ABT)
William Osborn	Northern Trust (NTRS)
Edward Rust	Helmerich & Payne (HP)
Edward Rust	McGraw-Hill (MHP)
Joshua Smith	FedEx (FDX)
Eugene Fife	Eclipsys (ECLP)

- James Owens and William Osborn were designated "Accelerated Vesting" directors by The Corporate Library due to their accelerating of stock option vesting to avoid recognizing the related cost.
- Two directors were "Problem Directors" according to The Corporate Library:
  - David Goode due to his involvement with Delta Air Lines and its bankruptcy.
  - Frank Blount (our Lead Director no less) due to his involvement with Entergy Corporation and its bankruptcy.
- Three directors had more than 15-years tenure (independence concern):
  - David Goode
  - Joshua Smith
  - Peter Magowan

• Our directors still had a $1 million gift plan – Conflict of interest concern.
• We had no shareholder right to:
  Annual election of each director.
  An independent Chairman.
  Cumulative voting.
  To act by written consent.
  To Call a special meeting.
  Elect directors by a majority vote – one yes-vote can now elect a director for 3-years.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.